Nuveen Preferred and Income Term Fund
Announces Policy Change

CHICAGO, January 16, 2015 - Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that the Board of Trustees of the Nuveen
 Preferred and Income Term Fund (NYSE: JPI) has approved a change to the funds investment policies.

In an effort to broaden investment flexibility and standardize policies for Nuveen Asset Management, an affiliate of Nuveen Investments and the funds portfolio manager, the Board approved a decrease in the minimum in investment-grade preferred securities from 60 percent to a minimum of 50 percent.

More information on JPI, including its current credit quality breakdown, as well as other Nuveen closed-end funds, is posted on Nuveens web site at www.nuveen.com/cef.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them.
Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates - Nuveen Asset Management, LLC,
Symphony Asset Management LLC, NWQ Investment Management
Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds
Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. Funds are distributed by Nuveen Securities, LLC, a subsidiary of Nuveen
Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed $229 billion as of September 30, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com

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